UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 29, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization by LATAM Airlines Group S.A., Securities Registration #306 (“LATAM Airlines Group”), please be advised as MATERIAL DISCLOSURE, that on this date the issuance and private offering of two tranches of enhanced equipment trust certificates (“EETC”) has taken place, which has been upsized to an aggregate face amount of U.S. $1,020,823,000 (the “Certificates”), in accordance with the following:

•	The Certificates were issued and privately offered, by trusts or pass-through trusts (“Trusts”).

•	The private offering is comprised of Class A Certificates which will have an interest rate of is 4.200% per annum with a final expected distribution date of November 15, 2027 and the Class B Certificates which will have an interest rate of 4.500% per annum with a final expected distribution date of November 15, 2023.

•	The Trusts will use proceeds from the offering, which will be held in custody (“escrow”) with a first class bank, to acquire “Equipment Notes” issued by four separate special purpose vehicles, fully owned by LATAM (each one, an “Issuer”).

•	Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial rent under each Lease (as defined below) to finance the acquisition of eleven Airbus A321-200 aircraft, two Airbus A350-900 aircraft and four Boeing 787-9 aircraft, which are currently scheduled for delivery between July 2015 and March 2016 (the “Aircraft”).

•	Each Issuer will lease the aircraft they own to the Company under a separate finance lease (the “Lease”), being able at the same time to also sublease the aircraft under operational leases.

•	Accordingly to the abovementioned, the Company will treat its obligations under each finance Lease as debt when the related aircraft is delivered.

•	Certificates have not been registered under the United Stated Securities Act of 1933 (the “U.S. Securities Act”) or under any other securities laws from other jurisdictions. Consequently, the Certificates have been offered and sold to entities which reasonably qualify as institutional investors in accordance to rule 144A from the U.S. Securities Act, and to other United States non-residents in transactions outside the United States in accordance to S Regulation of such legal instrument.

Very sincerely yours,

Cristián Toro

Legal Vice President

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM